                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.       )*
                                         ------

                           Transwitch Corporation
                     ----------------------------------
                              (Name of Issuer)

                                Common Stock
                     ----------------------------------
                       (Title of Class of Securities)

                               894065 10 1
                     ----------------------------------
                              (CUSIP Number)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 894065 10 1                 13G

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     The Development Bank of Singapore Ltd.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group                                (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     Singapore
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting Power
 Beneficially                     -0-
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With                      37,067
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  -0-
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  37,067
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

     37,067
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares  / /

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

     0.3%
-------------------------------------------------------------------------------
(12) Type of Reporting Person

     BK
-------------------------------------------------------------------------------

CUSIP No. 894065 10 1                 13G

ITEM 1(a).  NAME OF ISSUER

            Transwitch Corporation
-------------------------------------------------------------------------------

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

            8 Progress Drive, Shelton, Connecticut 06484
-------------------------------------------------------------------------------

ITEM 2(a).  NAME OF PERSON(S) FILING

            The information contained in Item (1) of the cover page
            pertaining to the reporting person is incorporated herein by this reference.
-------------------------------------------------------------------------------

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

            The principal business office of the reporting person is
            located at 6 Shenton Way #20-09, DBS Building Tower Two,
            Singapore 068809.
-------------------------------------------------------------------------------

ITEM 2(c).  CITIZENSHIP

            The information contained in Item (4) of the cover page pertaining to the reporting person is incorporated herein by reference.
-------------------------------------------------------------------------------

ITEM 2(d).  TITLE OF CLASS OF SECURITIES

            Common Stock, par value $.001 per share.
-------------------------------------------------------------------------------

ITEM 2(e).  CUSIP NUMBER

            894065 10 1
-------------------------------------------------------------------------------

ITEM 3.    CLASSIFICATION

           Not Applicable
-------------------------------------------------------------------------------

ITEM 4.    OWNERSHIP

           The information contained in Items (5), (6), (7), (8), (9) and (11) of the cover page pertaining to the reporting person is incorporated herein by this reference. The reporting person may be deemed to be the beneficial holder of the 607 shares held by DBS Nominees Pte. Ltd., a wholly-owned subsidiary. The reporting person is also a 40% shareholder of Transtech Venture Management Pte. Ltd. ("Transtech") and 22% shareholder of Transtech Capital Investments I Ltd. Transtech holds directly 782 shares of the Issuer and is an investment fund manager that controls voting and investment power over the shares beneficially held by Transtech Capital Investments I Ltd. (23,785 shares) and Transtech Capital Investments II Ltd. (11,893 shares).
-------------------------------------------------------------------------------

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

           Not Applicable
-------------------------------------------------------------------------------

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

           Not Applicable
-------------------------------------------------------------------------------

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

           Not Applicable
-------------------------------------------------------------------------------

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

           Not Applicable
-------------------------------------------------------------------------------

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP

           Not Applicable
-------------------------------------------------------------------------------

CUSIP No. 894065 10 1                 13G

ITEM 10. CERTIFICATION

         Not Applicable



                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 1997           THE DEVELOPMENT BANK OF SINGAPORE LTD.
                                   a Singapore corporation


                                   By:  /s/ Richard D. Judkins
                                       ----------------------------------------
                                            Attorney-In-Fact

                          POWER OF ATTORNEY


     Know all by these presents, that each of the undersigned hereby constitutes and appoints Richard D. Judkins as the undersigned's true and lawful attorney-in-fact, with full power of substitution, for the undersigned and in the undersigned's name, place and stead, to:

     1. Execute for and on behalf of the undersigned, with regard to the undersigned's beneficial ownership of securities of Transwitch Corporation, any Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder and any Schedule 13D and
Schedule 13G filings pursuant to Section 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules thereunder;

     2. Do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4, 5, Schedule 13D or Schedule 13G and file such Form or Schedule with the United States Securities and Exchange Commission (the "SEC") and any stock exchange or similar authority including, without limitation, any and all acts necessary or desirable to effect the electronic filing of same pursuant to the provisions of Regulation S-T promulgated by the SEC; and

     3. Take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interests of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

     The undersigned hereby grants to the attorney-in-fact full power and authority to do and perform any and every act and thing requisite and necessary, to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, may lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers granted herein. Each of the undersigned acknowledges that the foregoing attorney-in-fact, serving in that capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13 of the Securities Exchange Act of 1934.

     This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file any of the above Forms or Schedules with respect to the undersigned's holdings and transactions in securities issued by Transwitch Corporation unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

Power of Attorney
Page 2


     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of the 14th day of February, 1997.

                                              [AFFIXED COMMON SEAL
The Common Seal of DBS  )                              OF
Nominees Pte. Ltd.      )                     DBS NOMINEES PTE. LTD.]
was hereunto affixed    )
in the presence of: -   )

/s/ Gan Kim Kok                 Director



/s/ Heng Lee Cheng              Secretary

                                              [AFFIXED COMMON SEAL
The Common Seal of The  )                              OF
Development Bank of     )                     THE DEVELOPMENT BANK
Singapore Ltd. was      )                     OF SINGAPORE LTD.]
hereunto affixed in     )
the presence of: -      )

/s/ Lau Chan Sin                Director



/s/ Heng Lee Cheng              Secretary